EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 3 September 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 30 August 2024 from FMR LLC, who notified that it holds 2,687,116 of Galapagos’ voting rights, consisting of 2,686,016 ordinary shares and 1,100 equivalent financial instruments. FMR LLC controls investment funds Fidelity Management & Research Company LLC, FIAM LLC, Fidelity Management Trust Company, Strategic Advisers LLC, and FMR Investment Management (UK) Limited, of which Fidelity Management & Research Company LLC decreased its position to 2,469,688 voting rights and 1,100 equivalent financial instruments (stock loan), FIAM LLC decreased its position to 119,198 voting rights, Fidelity Management Trust Company decreased its position to 11,879 voting rights, Strategic Advisers LLC maintained its position of 1 voting right, and FMR Investment Management (UK) Limited maintained its position of 85,250 voting rights.

FMR LLC’s holding of 2,687,116 Galapagos’ voting rights, including its controlled undertakings’ holdings, represents 4.08% of Galapagos’ currently outstanding 65,897,071 shares. FMR LLC thus crossed below the 5% threshold of Galapagos’ voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson +44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 584 663 ir@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.